UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings Plan for Management Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP

New York, New York

June 23, 2006

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
Assets:
Investments in Master Trusts	$8,540,656	$810,203	$157,066	$9,507,925

Total assets	8,540,656	810,203	157,066	9,507,925
Liabilities:
Notes payable	—	—	221,950	221,950

Total liabilities	—	—	221,950	221,950

Net assets available for benefits	$8,540,656	$810,203	$(64,884)	$9,285,975

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
Assets:
Investments in Master Trusts	$8,938,426	$1,140,021	$266,466	$10,344,913

Total assets	8,938,426	1,140,021	266,466	10,344,913
Liabilities:
Notes payable	—	—	261,278	261,278

Total liabilities	—	—	261,278	261,278

Net assets available for benefits	$8,938,426	$1,140,021	$5,188	$10,083,635

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
Additions:
Contributions:
Employee	$377,982	$—	$—	$377,982
Employer	150,280	—	47,540	197,820

Total contributions	528,262	—	47,540	575,802

Transfers from (to) other plans, net	31,744	1,792	—	33,536
Transfers among funds	32,817	(2,201)	(30,616)	—
Net investment loss	(23,770)	(234,908)	(63,056)	(321,734)

Total additions	569,053	(235,317)	(46,132)	287,604

Deductions:
Benefits paid to participants	956,687	94,490	—	1,051,177
Interest expense	—	—	23,940	23,940
Administrative expense	10,136	11	—	10,147

Total deductions	966,823	94,501	23,940	1,085,264

Net change	(397,770)	(329,818)	(70,072)	(797,660)

Net assets available for benefits:
Beginning of year	8,938,426	1,140,021	5,188	10,083,635

End of year	$8,540,656	$810,203	$(64,884)	$9,285,975

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) Description of the Plan:

The following description of the Verizon Savings Plan for Management Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc., (“Verizon”) and its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made.

Master Trusts

At December 31, 2005 and 2004, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and along with the Verizon Savings and Security Plan for West Region Employees (the “West Region Plan”), the Verizon Savings and Security Plan for Mid-Atlantic Employees (the “Mid-Atlantic Plan”), and the Verizon Savings and Security Plan for New York and New England Associates (the “North Plan”), owned a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. The Plan owned approximately 59% and 58% of the assets in the Master Trust at December 31, 2005 and 2004.

Fidelity Management Trust Company (“Trustee”) has been designated as the trustee of the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan, including the payment of principal and interest on the Employee Stock Ownership Plan’s (the “ESOP”) notes payable. Expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

At December 31, 2005 and 2004, the Plan also participated in certain equity funds in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee (the “Mellon Funds”) and along with the Mid-Atlantic Plan, the West Region Plan, and the North Plan, owned a percentage of the Mellon Funds. This percentage was based on a pro rata share of the Mellon Funds. The Plan owned approximately 65% and 71% of the Mellon Funds at December 31, 2005 and 2004, respectively. During 2005 a portion of the equity funds were transferred to a successor trustee.

Interest and dividends along with net appreciation (depreciation) in fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust and Mellon Funds as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify, alter or amend the Plan at any time. Verizon reserves the right to terminate the Plan at any time.

Risks and Uncertainties

The Plan provides investment options for participants who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

(2) Accounting Policies:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

(3) Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2005	2004
Net Assets:
Verizon common stock	$381,532	$1,073,814

Year ended December 31, 2005
Changes in net assets
Employer contributions	$193,700
Net investment loss	(511,547)
Benefits paid to participants	(182,046)
(Increase) in diversification adjustment (Note 4)	(144,150)
Other	(48,239)

Net	$(692,282)

(4) Vesting and Contributions:

A participant shall be fully vested in the employer-matching contributions allocated to their account or ESOP account and any income thereon, upon completing three years of vesting service or upon their death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination.

A terminated employee’s non-vested employer matching contributions are forfeited and offset against subsequent employer matching contributions to the Plan.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer-matching contributions in shares of Verizon common stock, equivalent in value to 100% of the initial 4%, and 50% of the next 2% of the participants’ contributions of eligible compensation for each payroll period.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2005 Plan year were limited to $14,000. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $42,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $210,000.

Employer matching contributions are made in Verizon common stock and, in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized funds.

In Note 3, the “Diversification Adjustment” reflects the employer matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document. Participants age fifty and older with one year of service are permitted to redirect up to 50% of these employer matching contributions (100% after attaining age 55).

For the 2005 Plan year, total company matching contributions of 5.6 million shares of Verizon common stock were made with a fair value at date of contribution of $194.4 million.

Employees attaining the age of 50 or older, can elect to make additional before-tax catch-up contributions to the savings plan.

(5) Related Party Transactions:

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

(6) Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated February 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7) Employee Stock Ownership Plan:

An ESOP was established within the Plan. Verizon and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the Verizon common stock held by the ESOP, are sufficient to repay the principal and interest on the loan. As the ESOP makes loan payments, a percentage of the Verizon common stock held by the ESOP is allocated to the participants’ accounts in the form of employer matching contributions.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

Debt service payments for 2005 totaled $39 million, which was funded with $16 million of dividends accumulated on the Verizon stock held by the ESOP and $23 million of cash contributions.

The Verizon Bell Atlantic Savings Plan, which merged into the Plan effective December 31, 2001, also contained an ESOP feature. As a result, additional ESOP borrowings consisting of two notes totaling approximately $389 million and 10.6 million total shares of unallocated Verizon common stock were transferred into the Plan.

At December 31, 2005, 5.3 million shares of Verizon common stock in the ESOP Shares Fund were held as collateral for the ESOP loans. The borrowings of the ESOP are as follows (in thousands):

	Interest Rate	Maturity Dates	2005	2004
Series B	9.73%	2000-2005	$0	$0
NYNEX ESOP	9.778%	1990-2015	221,950	245,223
BA ESOP	4.64-7.4%	1990-2005	0	16,055

Maturities of the outstanding loans are as follows (in thousands):

Maturity Date	Amount
2006	$24,107
2007	24,957
2008	25,834
2009	26,748
2010	27,714
Thereafter	92,590

Total	$221,950

Verizon has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

The Bell Atlantic ESOP loan was paid off in 2005.

(8) Investments in Master Trusts:

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at redemption value, which approximates fair value.

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

At December 31, 2005, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment income or loss are not material to the Plan.

A portion of certain funds in the Master Trust is invested in 26 contracts held with 12 insurance companies and banks. Standard & Poor’s, as of December 31, 2005 and 2004, rated the issuers of these contracts and the contracts underlying the securities AA- or better. The contracts are included in the Master Trust assets at contract value, which approximates fair value. Contract value, as reported by the insurance companies and banks, was approximately $2.4 and $2.5 billion, at December 31, 2005 and 2004, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The contract value of the synthetic investment contracts was approximately $2.2 and $2.1 billion at December 31, 2005 and 2004, respectively.

The contracts had average yields of 4.51% and 4.70% at December 31, 2005 and 2004, respectively. The crediting interest rate for the contracts had a range from 4.21% to 7.33% and 4.44% to 7.50% at December 31, 2005 and 2004, respectively. The contracts have scheduled maturities from January 3, 2006 to July 5, 2006, at December 31, 2005. No valuation reserve was recorded, or is deemed necessary, at December 31, 2005 and 2004 to adjust contract amounts.

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2005 and 2004, and investment income (loss) for the year ended December 31, 2005 (in thousands):

	Investments in Master Trust		Net Investment Income (Loss) In Master Trust Year Ended December 31, 2005
	December 31,		Interest & Dividends	Net Appreciation (Depreciation)
	2005	2004
Verizon common stock	$4,986,281	$6,700,534	$243,396	$(1,722,366)
Investment contracts	2,400,183	2,468,656	—	108,051
Commingled funds	2,621,479	2,266,063	—	247,239
Mutual funds	4,309,542	2,563,077	72,440	154,529
Money market fund	568,764	621,464	17,799	—
Common stock	324,257	302,432	—	—
Loans to participants	584,222	567,848	26,058	—

Total	$15,794,728	$15,490,074	$359,693	$(1,212,547)

The Mellon Funds are primarily comprised of common stock with a fair value at December 31, 2005 and 2004 of approximately $167 million and $1.8 billion, respectively. The Mellon Funds had dividend and interest earnings of approximately $28 million, and a net investment gain of approximately $20 million for the year.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

The Plan’s interest in the carrying value of the Master Trust and Mellon Funds and the related investment income (loss) are reported in the investment in Master Trusts in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

(9) Subsequent events:

In 2005, Verizon announced an agreement to acquire MCI. The merger was closed on January 6, 2006. The effects of this transaction on the plans assets can not be presently determined.

The Board of Directors adopted a resolution, for management employees, increasing the company matching contribution from its current level to a dollar-for-dollar company matching contribution on the first 6% of the participants’ contributions. The Board also authorized a discretionary matching contribution feature. The effective date of the amendment is July 1, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

By:	/s/ MARC C. REED
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 23, 2006